

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

October 30, 2009

Mr. Sunit S. Patel, Group Vice President and Chief Financial Officer
Level 3 Communications, Inc.
1025 Eldorado Blvd
Broomfield, CO 80021-8869

>   **Re**:   **Level 3 Communications, Inc**
>   **Form 10-K for Fiscal Year Ended December 31, 2008**
>   **Filed on February 27, 2009**
>   **File No. 0-15658**

Dear Mr. Patel:

We have completed our review of the above filing and do not, at this time, have any further comments.

Sincerely,

Larry Spirgel
Assistant Director